06008722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
MAY 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

SEC FILE NUMBER
8 - 40742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brean Murray, Carret & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kirsch 212-702-6656
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William McCluskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray, Carret & Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Silas R Anthony Jr
Notary Public
May 19, 2006

SILAS R. ANTHONY, JR.
Notary Public, State of New York
No. 31-0081300
Qualified In Bronx County
Certificate filed in New York County
Commission Expires Nov 30, 2009

New York
31-0081300
Qualified in Bronx County
Certificate filed in New York County
Commission Expires 30,

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Murray, Carret & Co., LLC
(A Limited Liability Company and
A Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2005

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

Facing Page

Index

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

The Board of Directors
Brean Murray, Carret & Co., LLC

We have audited the accompanying statement of financial condition of Brean Murray, Carret & Co., LLC (formerly Carret Securities, LLC), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brean Murray, Carret & Co., LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
March 30, 2006

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 351,798
Receivables from brokers and dealers	4,045,890
Securities owned	209,595
Furniture, equipment and improvements, net	293,159
Goodwill and intangible assets	983,452
Other assets	923,346
Total	$6,807,240

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and other liabilities	$3,079,619
Due to affiliates	153,698
Total liabilities	3,233,317
Commitments and contingencies	
Member's equity	3,573,923
Total	$6,807,240

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions and other fees	$3,114,092
Investment banking services and syndicate underwriting	201,839
Principal transactions	69,658
Interest and other income	155,258
Total	3,540,847
Expenses:	
Compensation and benefits	2,345,923
Clearance and floor brokerage	281,355
Regulatory fees and expenses	91,599
Communications and informational services	239,339
Professional services	89,071
Occupancy and equipment rentals	323,077
Other	231,330
Total	3,601,694
Net loss	$ (60,847)

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ 443,041
Net loss	(60,847)
Capital contribution	3,191,729
Balance, December 31, 2005	$3,573,923

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net loss	$ (60,847)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Forgiveness of note payable to clearing broker	(91,667)
Depreciation and amortization	14,000
Increase in unrealized gain on investment securities	(68,966)
Changes in operating assets and liabilities:	
Receivables from brokers and dealers	1,403,295
Securities owned	213,704
Due from Parent and affiliates	(45,163)
Other assets	27,446
Accounts payable and other liabilities	(1,076,550)
Net cash provided by operating activities and net increase in cash	315,252
Cash, beginning of year	36,546
Cash, end of year	$ 351,798
Supplemental disclosure of cash flow data:	
Interest paid	$ 7,326
Supplemental disclosure of investing and financing activities:	
Acquisition of net assets of Brean Murray & Co., Inc. through a capital contribution by the Company's Parent	$1,591,729
Subordinated loan payable assumed in connection with the acquisition that was contributed to the Company's capital	$1,600,000

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and basis of presentation:

Carret Securities, LLC ("Carret") was organized as a Delaware limited liability company in September 2000. Through October 31, 2005, Carret was a wholly-owned subsidiary of Carret Asset Management Group, LLC ("Management"). On October 31, 2005, the members of Management exchanged their membership interests in Management for membership interests in BMUR Holdings, Inc. (the "Parent"), which became the Parent of Carret. On October 31, 2005, Carret acquired certain assets and assumed certain liabilities of Brean Murray & Co., Inc. Upon the commencement of this transaction, Carret changed its name to Brean Murray, Carret & Co., LLC (the "Company").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and performs recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liability of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Agreement.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Use of estimates:

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commissions and other fees, as well as expenses related to this revenue, are recorded on a trade-date basis. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded on the offering date or at the time the services are completed and the revenue can reasonably be determined. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis and unrealized gains and losses for those securities valued on a mark-to-market basis at the date of this financial statement.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from brokers and dealers consist predominately of cash and commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing broker maintains insurance for amounts in excess of the Federal limits.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting polices (concluded):

Intangible assets:

The Financial Accounting Standards Board Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets," addresses the recognition and measurement of intangible assets acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under these rules, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to annual or more frequent impairment testing. Other intangible assets deemed to have a finite life continue to be amortized over their useful lives.

The Company has not completed its allocation of the net assets acquired from Brean Murray & Co., Inc. ("BMI"), which occurred October 31, 2005 (see Note 3).

Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state and local taxes. All items of income, expenses, gains and losses are reportable by the member for tax purposes. The Company is liable for New York City Unincorporated Business Tax.

Note 3 - Acquisition:

As disclosed in Note 1, on October 31, 2005, Carret Securities, LLC purchased certain assets and assumed certain liabilities of BMI for consideration of $1,591,729. The purpose of the acquisition was to expand the Company's customers base. The results of the acquired operations have been included in the accompanying financial statements effective October 31, 2005.

The following table presents the preliminary allocations of the aggregate purchase price of the acquisition based on the estimated fair values of the assets acquired and liabilities assumed:

Cash	$2,180,872
Receivable from brokers and dealers	2,684,553
Securities owned	354,247
Furniture, equipment and improvements	307,159
Other assets	920,805
Goodwill and other intangible assets	983,452
Securities sold, not yet purchased	(175,214)
Accounts payable and other liabilities	(4,064,145)
Subordinated liability	(1,600,000)
Total	$1,591,729

At the closing of the transactions, another subsidiary of the Parent issued a note payable to BMI of $1,591,729. The assets acquired and liabilities assumed were recorded by the Company with a corresponding contribution to capital by the Parent of $1,591,729.

Note 3 - Acquisition (concluded):

The assumed subordinated liability was due to a company under common ownership as the Parent in the amount of $1,600,000. Concurrent with the closing, the liability was contributed to the Company as equity.

The purchase price allocation is preliminary as a third party appraisal of the assets acquired and liabilities assumed has not been completed.

Note 4 - Securities owned:

Securities owned represent positions in marketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2005 follows:

Marketable securities, at market value:	
Common stocks	$194,595
Preferred stocks	15,000
Totals	$209,595

Note 5 - Receivables from brokers and dealers:

Amounts receivable from brokers and dealers at December 31, 2005 consist of the following:

Cash	$3,591,718
Commissions receivable	454,172
Total	$4,045,890

Note 6 - Furniture, equipment and improvements:

Furniture equipment and improvements are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 yrs	$186,300
Computer equipment	3-5 yrs	97,541
Leasehold improvements	5 yrs	23,318
Total		307,159
Less accumulated depreciation and amortization		14,000
Total		$293,159

Depreciation and amortization expense was $14,000 for the year ended December 31, 2005.

Note 7 - Related party transactions:

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable or estimable, the Company includes these revenues and expenses in the statement of operations. For the year ended December 31, 2005, the Company recorded $480,668 of management fees from one of its affiliates. This revenue is included in commissions and other fees in the statement of operations.

Certain expenses are allocated to the Company by a related entity based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. For the year ended December 31, 2005, such allocated expenses amounted to $311,809. At December 31, 2005, no amounts were owed the related entity.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the Parent, which are registered investment advisers.

Note 8 - 401(k) plans:

The Company sponsors 401(k) plans covering substantially all employees. One plan contains a matching provision whereby the Company contributes 3% up to a maximum of $3,600 of the employee's annual earnings for those participants who remained employed as of year-end. For the year ended December 31, 2005, such matching contributions approximated $7,000. Employees vest in the matching provision over a five year period. Such matching amounts did not apply to the former BMI employees in 2005. The plans will be combined and all eligible participants will receive matching provisions in 2006 and thereafter.

Note 9 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $1,312,906, which was $1,097,352 in excess of its required minimum net capital of $215,554. The Company's net capital ratio was 2.46 to 1.

Note 10- Commitments and contingencies:

Lease commitments:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in 2011. Minimum future lease payments under the Company's noncancelable operating lease in each of the years subsequent to December 31, 2005 and thereafter are as follows:

Year Ending December 31,	Amount
2006	$ 995,733
2007	1,048,140
2008	1,048,140
2009	1,048,140
2010	1,048,140
Thereafter	786,105
Total	$5,974,398

Rent expense under all operating leases totaled $218,228 in 2005.

Litigation, indemnifications and other contingencies:

In the normal course of business, the Company may be involved in litigation matters. In November 2004, a lawsuit was commenced seeking an unspecified amount of damages for alleged activities of certain affiliated individuals. The complaint also named the Company and several prior and present affiliates as defendants. It is the opinion of management that it has meritorious defenses to this action; however, the ultimate outcome of this matter is not presently determinable. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In connection with the acquisition of BMI, the Company will be a party to an arbitration in accordance with the amended and restated purchase agreement, which includes, among other matters, a dispute regarding certain assets included or to be included in the acquisition.

Note 11- Financial instruments with off-balance sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2005 were not material.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

Note 12- Forgivable promissory note with clearing broker:

In October 2002, one of the Company's clearing brokers provided a $275,000 loan to the Company, which executed a promissory note payable (the "Note") to the clearing broker. The note accrued interest at 8% per annum. The last installment of principal and interest thereon was due and paid on September 30, 2005.

Pursuant to the terms of the note, each annual installment of principal and interest was forgiven if the Company continued its clearing brokerage arrangement, or entered into a new clearing agreement with the broker, and such arrangement or new agreement had not been terminated by the annual installment due date. During 2005, $99,000, including accrued interest of $7,333, was forgiven and reflected as other income in the statement of operations.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total member's equity	$3,573,923
Deduct nonallowable assets and charges:	
Receivables from brokers and dealers	3,750
Furniture, equipment and improvements, net	293,159
Goodwill and intangible assets	983,452
Other assets	923,346
	2,203,707
Net capital before haircuts on securities positions	1,370,216
Deduct haircuts on securities positions - other securities and undue concentration	57,310
Net capital	$1,312,906
Aggregate indebtedness	$3,233,317
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement	$ 171,500
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 215,554
Net capital requirement (greater of above)	$ 215,554
Excess of net capital over minimum net capital	$1,097,352
Excess net capital at 1,000%	$ 989,574
Ratio of aggregate indebtedness to net capital	2.46 to 1

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONCLUDED)
DECEMBER 31, 2005

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2005:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 469,887
Increase (decrease) in net capital resulting from changes in:		
Haircuts on securities positions	$ 5,286	
Audit adjustments, net:		
Statement of financial condition adjustments and reclassifications:		
Goodwill and other intangible assets from acquisition	(737,804)	
Contribution of subordinated loan to capital	1,600,000	
Statement of operations changes	(24,463)	843,019
Net capital per above		$1,312,906
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$3,917,352
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statement of financial condition reclassifications		(684,035)
Aggregate indebtedness per above		$3,233,317

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

The Board of Directors
Brean Murray, Carret & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Brean Murray, Carret & Co., LLC (the "Company"), as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Information and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 30, 2006